WIRELESS & INTERNET VETERAN JOINS LINKTONE BOARD OF DIRECTORS
— Former Yahoo! Executive Allan Kwan Succeeds Director David Wang—

SHANGHAI, China, May 15, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced that Allan Kwan was appointed to the Company’s Board of Directors effective May 14, 2007. Kwan succeeds David Wang who is resigning from the Board due to other commitments, and will serve as a Class 1 Director of the Company.

Wang stated: “It has been my pleasure to serve as a director of Linktone. I believe that the Company is well-positioned to achieve long-term value for its shareholders.” Mr. Wang had been a Linktone director since the Company’s initial public offering in March of 2004.

“On behalf of the Board of Directors and Linktone’s management, I would like to extend our sincere thanks to David. His extensive contributions are most appreciated by the Company,” said Michael Li, CEO of Linktone.

Kwan, age 48, is a Venture Partner on behalf of Oak Investment Partners, where he consults on investment opportunities and portfolio company operations in Asia. Prior to joining Oak, Kwan served in various executive roles at Yahoo! Inc. spanning six years. Most recently, Kwan was Vice President of Yahoo! International, following Yahoo!’s US$1B investment into Alibaba.com in August 2005. Kwan also has served as Yahoo!’s Managing Director of North Asia regional operations. Prior to Yahoo!, Kwan was Chairman and Chief Executive Officer of Asia.com. Kwan has also spent more than six years at Motorola Inc., where he served as an Officer and led the paging products division in Greater China. Kwan’s high tech career started with a decade of service at Nortel across engineering, product development, distribution, and marketing.

“With more than 24 years of leadership in telecommunications, Internet and public companies, Allan’s extensive experience and successful track record made him a natural candidate to succeed David on our Board, and we look forward to benefiting from his expertise,” stated Chairperson of the Board, Elaine LaRoche.

“I’m pleased to join Linktone, an innovator and leader in wireless interactive entertainment services and products geared towards the Chinese consumer market,” said Kwan. “I look forward to working with my fellow directors and the Linktone management to assist the company in achieving long-term value for its shareholders and partners.”

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com